United States Securities and Exchange Commission Division of Corporation Finance	February 28, 2011
Washington, D.C. 20549-7010

Attention: Larry Spirgel, Assistant Director

	Re:	DeVry Inc.
Form 10-K for the fiscal year ended June 30, 2010
Filed August 25, 2010
Form 10-Q for the quarter ended December 31, 2010
Filed February 4, 2011
File No. 1-13988

Dear Mr. Spirgel:

We are in receipt of your comment letter dated February 15, 2011 to DeVry Inc. (“DeVry”).  On behalf of DeVry, we have addressed your comment letter by reproducing each comment below in bold text and providing DeVry’s response immediately following.  We have also provided supplemental information as requested or where we believe appropriate to the response.

Form 10-K for the Fiscal Year ended June 30, 2010

Liquidity and Capital Resources, page 63

1.	We note from your disclosures on page 63, that you have entered into a limited default risk sharing arrangement for certain supplementary loan programs funded by private lenders. Please tell us in more detail about the nature and extent of your involvement in these risk sharing arrangements and the risks and obligations you have assumed. Please tell us the total amount of reserves recorded at June 30, 2010 and the related expense recorded in the past two fiscal years. Also tell us how you estimated these amounts and the accounting literature you considered in determining the appropriate accounting treatment for these arrangements.

February 28, 2011

DeVry’s Response

In 2002, DeVry entered into a limited default risk sharing arrangement with a private lender to provide loans to DeVry University students.  DeVry’s risk is limited to 50% of the losses resulting from uncollectible loans that originated under the program.  This program began originating loans to students in June 2002 and continued through March 2006.   During this period, the private lender originated $7.5 million of loans.

DeVry accounted for the limited default risk sharing arrangement under the guidance provided in ASC 460-10.  As the private lender was originating loans, DeVry recorded bad debt expense (the fair value of DeVry’s guarantee under this program) based on DeVry’s historical loss rates.  The private lender provides DeVry with specific repayment, delinquency, and loss data for the loans that were originated under this program.  DeVry reviews this data and adjusts the related bad debt reserve on a quarterly basis.  Over the past two years, the amount of loans written off as uncollectible has increased due in part to the economic downturn.  Accordingly, DeVry increased its related reserve balance, resulting in additional bad debt expense.

As of June 30, 2010, the total loan balance outstanding was $4.0 million. DeVry’s remaining risk of loss would be limited to 50%, or $2.0 million, assuming 100% of the outstanding balance were to become uncollectible.  As of June 30, 2010, DeVry’s related reserve balance was approximately $1.4 million.  DeVry recorded bad debt expense of $1.0 million and $0.3 million in fiscal years 2010 and 2009, respectively.

As of December 31, 2010, the total loan balance outstanding under this program was $3.6 million, of which, DeVry’s remaining risk of loss would be limited to 50%, or $1.8 million, assuming 100% of the outstanding balance were to become uncollectible.  DeVry’s related reserve balance was approximately $1.3 million.  Accordingly, DeVry’s net exposure, assuming 100% of the loans became uncollectible, was $0.5 million, or 0.03% of DeVry’s total assets and 0.2% of total operating income for the six month period ended December 31, 2010.  DeVry will omit this disclosure in future filings based on the immaterial nature of this program and the risk exposure relative to DeVry’s overall earnings and liquidity.  DeVry does not have any other limited default risk sharing arrangements.

February 28, 2011

2.
We note from your disclosures on page 66, that as of June 30, 2010, $209.8 million, or 66% of your total cash balance, relates to your international operations.  You disclose your intention to indefinitely reinvest this cash and subsequent earnings and cash flows to improve and expand facilities and operations of your international schools and pursue business opportunities outside of the United States.  For this reason, the majority of your cash at June 30, 2010 is not available for domestic general corporate purposes.  Since the majority of your operations are located in the United States, please expand your liquidity disclosures to clearly describe how your international cash policy affects your liquidity.  Your discussion and analysis should provide a clear picture of your ability to generate cash and to meet existing and known or reasonable likely future cash requirements.

DeVry’s Response

Historically, DeVry has produced positive domestic cash flows from operating activities sufficient to fund the delivery of its educational programs and services as well as to fund capital investment and other activities including share repurchase programs and dividend payments.  In addition, DeVry maintains a $175 million revolving line of credit which can be expanded to $275 million at DeVry’s option.  As of June 30, 2010 and December 31, 2010, there were no borrowings outstanding under this credit facility.

DeVry’s cash balances related to international operations grew from approximately $140 million as of June 30, 2009 to approximately $210 million as of June 30, 2010. During this same time period, DeVry’s cash balances related to domestic operations grew from approximately $25 million to $98 million. Cash flows from domestic operating activities for fiscal 2010 were approximately $304.2 million. During fiscal 2010, in addition to other investment and financing activities, these cash flows were used to fund $115.7 million of domestic capital investment, repay $124.8 million of long term debt, pay dividends of $12.8 million and fund $41.7 million of common stock repurchases. The issuance of dividends is at the discretion of the Board of Directors of DeVry and will be dependent on the earnings and financial requirements of DeVry and other factors as the Board of Directors deems relevant. The timing and amount of any stock repurchases are determined by management based on its evaluation of market conditions and other factors. All items are included as examples of management’s current uses of its cash generated from domestic operations but are not required uses of cash.

February 28, 2011

As of December 31, 2010, cash balances from international operations grew by approximately $4.5 million from June 30, 2010 to a total of approximately $214.5 million, and cash balances from domestic operations grew by approximately $147 million to a total of approximately $245 million. For the six month period ended December 31, 2010, cash flows from domestic operating activities were approximately $256.5 million which again, in addition to other investment and financing activities, was sufficient to fund $41.9 million of domestic capital investment, pay dividends of $7.1 million and fund $75.8 million of common stock repurchases.

DeVry management believes that current balances of unrestricted cash, cash generated from operations and the revolving loan facility will be sufficient to fund both DeVry’s current domestic and international operations and current growth plans, unless future significant investment opportunities should arise.

Proposed Disclosure to enhance current MD&A liquidity disclosures (to be included in DeVry’s Form 10-Q for the quarterly period ending March 31, 2011):

DeVry’s consolidated cash balances of $xxx.x million at March 31, 2011, included approximately $xxx.x million of cash attributable to DeVry’s international operations.  It is DeVry’s intention to indefinitely reinvest this cash and subsequent earnings and cash flow to improve and expand facilities and operations of its international schools and pursue future business opportunities outside the United States.  Therefore, cash held by international operations will not be available for domestic general corporate purposes. Management does not believe that this policy will adversely affect DeVry’s overall liquidity.

Historically, DeVry has produced positive domestic cash flows from operating activities sufficient to fund the delivery of its domestic educational programs and services as well as to fund capital investment and other activities including share repurchases and dividend payments.  In addition, DeVry maintains a $175 million revolving line of credit which can be expanded to $275 million at the option of DeVry.  For the nine months ended March 31, 2011, cash flows from domestic operating activities were approximately $xxx.x million which, in addition to funding other investment and financing activities, was sufficient to fund $xx.x million of domestic capital investment, pay dividends of $xx.x million and fund $xx.x million of common stock repurchases.

February 28, 2011

 DeVry management believes that current balances of unrestricted cash, cash generated from operations and the revolving loan facility will be sufficient to fund both DeVry’s current domestic and international operations and current growth plans, unless future significant investment opportunities should arise.

__________________________________

As requested by the Commission staff’s letter, DeVry hereby acknowledges that:

1) DeVry is responsible for the adequacy and accuracy of the disclosures in the filings;

2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3) DeVry may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick J. Unzicker, Vice President and Controller, at (630) 515- 4527 or Rick Gunst, Senior Vice President, Chief Financial Officer and Treasurer at (630) 515-3137, should you have any questions regarding our responses or any related matters.

Sincerely,

DeVry Inc.

By: /s/ Daniel Hamburger

Title: President and Chief Executive Officer

By: /s/ Richard M. Gunst

Title: Senior Vice President, Chief Financial Officer and Treasurer